FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July, 2002


                         Brazilian Distribution Company
                 -----------------------------------------------
                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
                                   ----------
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                   Yes    No X
                                      ---   ---

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                       [Grupo Pao De Acucar Logo omitted]


                   COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)


                               PUBLIC ANNOUNCEMENT
                               -------------------


Sao Paulo, July 30, 2002 - COMPANHIA BRASILEIRA DE DISTRIBUICAO ("CBD") hereby informs its stockholders and investors its position in relation to the information that the Brazilian Secretariat of Economic Control ("SEAE") requested to the Brazilian Administrative Council for Economic Defense ("CADE" - the Brazilian antitrust authority) the temporary suspension, in a precautionary basis, of the acquisition of the supermarket chain Se Supermercados by CBD.



Following the execution of the agreement relating to the acquisition of Se Supermercados on June 30, 2002, between Jeronimo Martins and CBD, CBD immediately initiated the process for the approval of the transaction, and on July 18, 2002, all information and documents required in connection with the analysis of the act of concentration were filed before CADE under No. 08012.004897/2002-93.


The submission of the transaction to CADE is mandatory and usual in transactions of this nature, having a specific procedure, developed under separate phases, among which is the analysis by SEAE. The aforementioned request for suspension has not yet been analyzed by CADE, nor has CBD been officially informed of such request for suspension. As a result, CBD has no knowledge of its content yet.


CBD strongly believes that this transaction will be approved by CADE, since there is no excessive concentration in any of the relevant market sub-areas of the State of Sao Paulo. It is important to observe that in the retail market of the State of Sao Paulo there is a significant and strong competition among globally-established, national and local competitors of strong market presence.




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CBD hereby reinforces its commitment with its clients, stockholders and investors to always improve its assistance to the general public, by offering low prices and high-quality services, which have characterized the operation policy of the Group.





Aymar Giglio Junior

Investors Relations Director




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COMPANHIA BRASILEIRA DE DISTRIBUICAO       THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                        Doris Pompeu
Investor Relations Manager                 Phone: 55 (11) 3848 0887 ext.208
Phone: 55 (11) 3886 0421                   E-mail: doris.pompeu@thomsonir.com.br
Fax: 55 (11) 3884 2677
Email: pa.relmerc@paodeacucar.com.br

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                   Website: http://www.grupopaodeacucar.com.br


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    Statements included in this report regarding the Company's business outlook and anticipated financial and operating results. regarding the Company's growth potential. constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market. general economic performance of the home country. industry and international markets. therefore they are subject to change.
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                                   SIGNATURES


         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: July 31, 2002                     By: /s/ Augusto Marques da Cruz Filho
                                           -------------------------------------
                                        Name:   Augusto Marques da Cruz Filho
                                        Title:  Chief Financial Officer



                                        By: /s/ Aymar Giglio Junior
                                           -------------------------------------
                                        Name:   Aymar Giglio Junior
                                        Title:  Investor Relations Officer